02038127

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	943489 ~~0001168862~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 23, 2002, Series 2002-1A	333-73036

SEC MAIL RECEIVED PROCESSING MAY 29 2002 WASH. D.C. 152 SECTION

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: [signature]
Name: Maria Fregosi
Title: Vice President

Dated: May 24, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Yield Table

5/1'S OFF ABN 02-1A PO PAYS PRO-RATA W/ AAA'S AFTER ROLL
Settle as of 05/30/02

Bond Summary - Class 1A-2			
Fixed Coupon:	5.850		
Orig Bal:	151,357,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	G3

	8.00 CPR		10.00 CPR		15.00 CPR		20.00 CPR		30.00 CPR		40.00 CPR		50.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-22	5.903	4.09	5.902	3.97	5.898	3.30	5.893	2.71	5.876	1.71	5.837	0.91	5.791	0.59
99-30	5.842		5.840		5.823		5.801		5.730		5.565		5.371	
100-06	5.781		5.777		5.747		5.709		5.585		5.294		4.953	
100-14	5.720		5.715		5.672		5.618		5.441		5.024		4.538	
100-22	5.660		5.652		5.598		5.527		5.297		4.756		4.125	
100-30	5.600	4.10	5.590	3.98	5.523	3.32	5.436	2.73	5.154	1.73	4.490	0.93	3.714	0.60
101-06	5.540		5.529		5.449		5.346		5.012		4.224		3.306	
101-14	5.480		5.467		5.375		5.256		4.870		3.961		2.900	
101-22	5.420		5.406		5.301		5.167		4.729		3.698		2.496	
101-30	5.361		5.344		5.228		5.077		4.589		3.437		2.094	
102-06	5.301	4.11	5.283	4.00	5.155	3.33	4.989	2.75	4.449	1.75	3.177	0.94	1.695	0.61
Average Life	4.82		4.68		3.85		3.13		1.92		0.98		0.62	
First Pay	03/25/07		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02	
Last Pay	03/25/07		03/25/07		03/25/07		03/25/07		03/25/07		03/25/07		12/25/03	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.9292	3.2927	3.7221	4.1283	4.5278	4.8113	5.1961	5.6966
Coupon		3.3750			4.3750		4.8750	5.3750

Yield Table

3 YR ONLY SHIFTING INTEREST
Settle as of 05/30/02

Bond Summary - Class 2-A1			
Fixed Coupon:	5.850		
Orig Bal:	83,004,000		
Orig Not:	83,004,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	NR

	10.00 CPR		15.00 CPR		20.00 CPR		25.00 CPR		35.00 CPR		45.00 CPR		55.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-04	5.646	1.86	5.598	1.59	5.533	1.32	5.443	1.07	5.234	0.75	4.996	0.56	4.720	0.43
100-12	5.513		5.442		5.346		5.212		4.902		4.551		4.142	
100-20	5.380		5.286		5.159		4.983		4.573		4.108		3.568	
100-28	5.248		5.131		4.973		4.754		4.245		3.668		2.997	
101-04	5.117		4.977		4.788		4.527		3.919		3.230		2.430	
101-12	4.985	1.88	4.823	1.60	4.604	1.34	4.300	1.09	3.594	0.76	2.794	0.57	1.866	0.44
101-20	4.855		4.670		4.421		4.075		3.271		2.361		1.306	
101-28	4.725		4.518		4.238		3.850		2.950		1.931		0.749	
102-04	4.595		4.366		4.057		3.627		2.630		1.502		0.196	
102-12	4.466		4.215		3.876		3.405		2.312		1.076		-0.354	
102-20	4.337	1.89	4.064	1.61	3.695	1.35	3.183	1.10	1.995	0.77	0.653	0.57	-0.901	0.44
Average Life	2.05		1.74		1.43		1.15		0.79		0.58		0.45	
First Pay	06/25/02		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02	
Last Pay	03/25/05		03/25/05		03/25/05		12/25/04		02/25/04		09/25/03		05/25/03	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.6200	2.7180	3.2063	3.6753	4.0660	4.4165	4.8340	5.3530
Coupon		3.2500			3.5000		5.0000	5.3750

Yield Table

3 YR ONLY SHIFTING INTEREST
Settle as of 05/30/02

Bond Summary - Class 2-A2			
Fixed Coupon:	4.250		
Orig Bal:	37,728,000		
Orig Not:	37,728,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	NR

	10.00 CPR		15.00 CPR		20.00 CPR		25.00 CPR		35.00 CPR		45.00 CPR		55.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	4.533	1.90	4.576	1.62	4.635	1.34	4.717	1.09	4.907	0.75	5.124	0.56	5.377	0.43
99-16	4.401		4.421		4.449		4.487		4.575		4.675		4.792	
99-24	4.270		4.267		4.263		4.257		4.244		4.228		4.210	
100-00	4.140		4.114		4.078		4.029		3.914		3.784		3.632	
100-08	4.010		3.961		3.894		3.802		3.587		3.343		3.058	
100-16	3.880	1.92	3.808	1.63	3.711	1.36	3.576	1.10	3.261	0.76	2.903	0.57	2.488	0.44
100-24	3.751		3.657		3.529		3.351		2.936		2.467		1.921	
101-00	3.622		3.506		3.347		3.127		2.614		2.032		1.357	
101-08	3.494		3.355		3.166		2.904		2.293		1.601		0.797	
101-16	3.367		3.205		2.986		2.682		1.973		1.171		0.240	
101-24	3.239	1.93	3.056	1.64	2.807	1.37	2.461	1.11	1.656	0.77	0.744	0.57	-0.313	0.44
Average Life	2.05		1.74		1.43		1.15		0.79		0.58		0.45	
First Pay	06/25/02		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02	
Last Pay	03/25/05		03/25/05		03/25/05		12/25/04		02/25/04		09/25/03		05/25/03	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.6200	2.7180	3.2063	3.6753	4.0660	4.4165	4.8340	5.3530
Coupon		3.2500			3.5000		5.0000	5.3750